UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom substantially exceeds targets with EBITDA of EUR 19.3 billion and a free cash flow of EUR 6.6 billion

Feb 28, 2008

Deutsche Telekom achieved and, in some cases, actually exceeded its financial targets in the 2007 financial year. With EUR 19.3 billion, the Group stabilized its adjusted EBITDA at around the prior-year level of EUR 19.4 billion and even surpassed its target of approximately EUR 19 billion. This was mainly attributable to the cost savings of EUR 2.3 billion in the “Save for Service” program, surpassing the scheduled EUR 2 billion. At EUR 6.6 billion, the Group’s free cash flow, before payment of the dividend, topped both the prior-year figure of EUR 6.3 billion (less the investment of approximately EUR 3.3 billion for the acquisition of additional wireless spectrum in the United States) and the forecast of around EUR 6.5 billion that had already been raised in November. International revenue rose by 10.2 percent to EUR 31.8 billion, thus accounting for 50.9 percent of net revenue, which was up 1.9 percent to EUR 62.5 billion. This growth was primarily driven by the revenue from the mobile communications business, which climbed 8.4 percent to EUR 34.7 billion.

Part of the “Save for Service” savings program was used to improve the Group’s market positioning, above all in Germany. For example, the Group succeeded in boosting its new customer market share (retail) in the German broadband business to 44 percent compared with 18 percent in the previous year and in adding 962,000 new contract customers in the German mobile communications business as against 797,000 in the previous year.

On the back of this positive operating performance, the Group’s stable balance sheet ratios, and the generation of a strong free cash flow, the Board of Management and the Supervisory Board are proposing to the shareholders’ meeting to increase the dividend for the 2007 financial year by 8 percent to EUR 0.78 per share.

At EUR 16.9 billion, EBITDA including special factors is significantly lower than EBITDA adjusted for special factors, mainly as a result of the recognition of restructuring provisions and provisions for continued staff restructuring in the Group. EBITDA was up 3.5 percent year-on-year. While the Group’s profit from operations (EBIT) remained level with the previous year at EUR 5.3 billion, adjusted net profit decreased by 22 percent to EUR 3.0 billion, principally due to an increase in income taxes of over EUR 0.4 billion.

Tax effects had an even more noticeable effect on reported net profit: while tax income of EUR 1.0 billion was reported in 2006, the Group posted a tax expense of EUR 1.4 billion in 2007. Extraordinary income of EUR 1.3 billion recorded in the prior year as a result of capitalizing loss carryforwards in the United States is contrasted by an extraordinary expense in 2007 of EUR 0.7 billion relating to the introduction of the 2008 corporate tax reform.

Outlook

In 2008, the Group expects to maintain adjusted EBITDA at around EUR 19.3 billion and the free cash flow at around EUR 6.6 billion on a par with the 2007 financial year. On the basis of the sound balance sheet, positive net income and strong free cash flow generation, Deutsche Telekom intends to continue its policy of paying attractive dividends.

Furthermore, T-Home’s market share of new customers in the German broadband market is to be at least 45 percent. In the current year, T-Mobile USA is to increase its customer base organically – i.e. in addition to the effect of the first-time consolidation of SunCom – by 3 million net additions. High growth in mobile data business – excluding SMS and MMS – is to continue with an increase of around 40 percent.

Developments in the business areas at a glance

Mobile Communications

T-Mobile Deutschland’s contract customer business is continuing its solid growth course. In 2007, T-Mobile signed up 962,000 new fixed-term contract customers, an increase of 20.7 percent compared with 2006. Overall, T-Mobile increased its subscriber base in Germany to almost 36 million at year-end. This strong growth is chiefly attributable to its innovative products and calling plans such as the MyFaves community service and the iPhone.

The positive customer trend in the German mobile communications business – especially the higher number of new contract customers compared with 2006 – showed initial results in revenue. Compared with the prior year, T-Mobile succeeded in slowing the decline in revenue caused by the intense price pressure on the domestic market. At EUR 8.0 billion, revenue at T-Mobile Deutschland was down 2.7 percent on 2006 following a 4.7 percent decrease in the previous year. Adjusted EBITDA fell by 11.1 percent year-on-year to EUR 2.9 billion.

Thanks to revenue growth outside Germany, T-Mobile remains at a very high level. Excluding Germany, revenue rose to EUR 27.1 billion in the 2007 financial year, an increase of 12.2 percent on 2006. The extremely encouraging revenue trend outside Germany can also be seen in adjusted EBITDA, which increased by 17.8 percent last year to EUR 7.9 billion. T-Mobile USA remains the principal growth driver outside Germany with revenue up 3.3 percent to EUR 14.1 billion and adjusted EBITDA up 4.3 percent year-on-year to EUR 3.9 billion. On a dollar basis, revenue climbed by a substantial 12.6 percent and adjusted EBITDA rose by as much as 13.7 percent.

T-Mobile UK was another driving force behind the upward trend in international business. Revenue in the UK increased by 7.1 percent to EUR 4.8 billion and adjusted EBITDA rose by 21 percent to EUR 1.2 billion.

The national companies in Eastern Europe – in Poland, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, and Montenegro – were instrumental in the expansion of mobile communications outside Germany with revenue of EUR 5.6 billion and adjusted EBITDA of approximately EUR 2.2 billion. Revenue was up almost 56 percent year-on-year, while adjusted EBITDA climbed 49.1 percent. This is due in part to the consolidation of Polish company PTC from the beginning of November 2006 and of Austrian company tele.ring in May 2006. If PTC had been included in the Group since the beginning of 2006, the growth rate in Eastern Europe would have amounted to 9.3 percent for revenue and 12.5 percent for adjusted EBITDA. Revenue development in Mobile Communications as a whole was also influenced by the first-time consolidation of Orange Nederland in the fourth quarter of 2007.

In terms of customer development, T-Mobile’s international subscriber base expanded by more than 6.5 million net additions to 83.7 million. At 5.1 million, customers with a fixed-term contract made a particularly strong contribution to this increase. Overall, T-Mobile USA added 3.6 million new subscribers last year to its now 28.7 million-strong customer base, 74 percent of whom are contract customers. The first half of the goal of expanding the customer base in 2007 and 2008 by a total of at least 5 million new customers was thus substantially exceeded in the first year. The acquisition of SunCom Wireless also constitutes a further key step towards reinforcing T-Mobile’s market positioning in the United States.

Customer growth flourished in Europe, particularly in Eastern Europe and the United Kingdom. T-Mobile UK posted 406,000 net additions in the 2007 financial year to expand its customer base to a total of 17.3 million, while Eastern Europe recorded a 7.9 percent increase to 29.5 million. The acquisition of Orange Nederland, which added 2.2 million subscribers to T-Mobile’s customer base, also contributed to subscriber growth in Europe.

Broadband/Fixed Network

The Group’s strategy of making Broadband/Fixed Network more competitive in Germany continued its success in the year under review. In spite of tough competition and a strict regulatory framework, the Broadband/Fixed Network operating segment strengthened its market positioning, mainly on the back of the highly successful new customer business in the broadband market. Nevertheless, revenue was further impacted by the continuing fixed-network line losses, the growing trend towards flat rates, and falling prices for Internet access. T-Home revenue declined by 8.0 percent in Germany in the 2007 financial year to EUR 20.1 billion. As a result, adjusted EBITDA fell by approximately 14.1 percent to EUR 6.8 billion.

Thanks to the success of complete packages in Germany, T-Home maintained its lead in the broadband market with a new customer share of around 44 percent of broadband growth for 2007 as a whole. T-Home won just under 2 million new broadband DSL customers in 2007 with attractive pricing and complete packages. As a result, more than 9 million customers in Germany now have a broadband line directly from T-Home. In addition, there are 3.5 million resale DSL lines. The number of T-Home DSL lines in Germany rose overall to more than 12.5 million, an increase of 22 percent compared with the end of 2006. At around 2.1 million in 2007, line losses in Germany remained at prior-year levels.

Likewise, T-Home’s activities outside Germany proved successful in Eastern Europe, where revenue rose by 3.7 percent to EUR 2.4 billion in the 2007 financial year and adjusted EBITDA also increased by 4.1 percent to EUR 1.1 billion.

This improvement was mainly attributable to the growth of the Eastern European broadband market. The number of broadband lines including resale was lifted by around 400,000 to 1.4 million, an increase of 39.5 percent.

T-Systems

T-Systems’ business outside Germany expanded by 7.1 percent in 2007 to EUR 2.5 billion. In Germany, by contrast, revenue fell by 10.0 percent to EUR 9.5 billion. Overall, therefore, revenue at Deutsche Telekom’s Business Customers arm decreased by 6.9 percent to EUR 12.0 billion at the close of 2007. This is primarily due to the decline in internal revenues in the Group, which slipped 15.5 percent to EUR 3.0 billion. This decrease shows that T-Systems is also making a substantial contribution to Deutsche Telekom’s cost-cutting program. By contrast, net revenue decreased by just 3.5 percent to EUR 9.0 billion. T-Systems’ adjusted EBITDA fell by 17.7 percent to EUR 1.1 billion. The slowing of this decline in the course of the year shows that T-Systems has successfully implemented its various cost savings and efficiency enhancement programs.

Last but not least, T-Systems again won high-revenue contracts in 2007 both in and outside Germany from heavyweights such as Royal & SunAlliance, Centrica, Bosch and the federal state of Saxony, and more recently Airbus, Old Mutual Group in South Africa, and Lidl.

The Deutsche Telekom Group at a glance*:

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Net revenue	15,795	15,895	(0.6)	62,516	61,347	1.9
- Domestic	7,668	7,727	(0.8)	30,694	32,460	(5.4)
- International	8,127	8,168	(0.5)	31,822	28,887	10.2
Profit (loss) before income taxes	(1,067)	(1,785)	40.2	2,452	2,604	(5.8)
Adjusted profit before income taxes	1,073	853	25.8	5,262	5,564	(5.4)

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Net profit	(757)	(898)	15.7	569	3,165	(82.0)
Adjusted net profit	808	824	(1.9)	3,003	3,850	(22.0)
EBITDA	2,621	1,943	34.9	16,897	16,321	3.5
EBITDA adjusted for special factors	4,610	4,548	1.4	19,326	19,434	(0.6)
Net cash from operating activities	3,362	4,964	(32.3)	13,714	14,222	(3.6)
Free cash flow before payment of dividends1)	744	(846)	n.a.	6,581	2,983	n.a.
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	2,722	5,887	(53.8)	8,015	11,806	(32.1)

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Net debt at balance sheet date				37,236	39,555	(5.9)
Number of employees at balance sheet date				241,426	248,800	(3.0)

1)	Since the beginning of the 2007 financial year, Deutsche Telekom has defined free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment. Prior-year figures have been adjusted accordingly. For calculation and more detailed definition of free cash flow, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under “Investor Relations.” Before cash outflows totaling EUR 0.1 billion in 2007 for investments in parts of Centrica PLC taken over by T-Systems UK as part of an asset deal. Figures for 2006 include payments for the acquisition of licenses totaling EUR 3.3 billion; and figures for 2005 include payments for the acquisition of network infrastructure and licenses in the United Statestotaling EUR 2.1 billion.

Mobile Communications at a glance*:

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Total revenue	8,811	8,440	4.4	34,736	32,040	8.4
- Europe	5,325	4,942	7.7	20,713	18,455	12.2
- USA	3,500	3,509	(0.3)	14,075	13,628	3.3
Net revenue	8,638	8,247	4.7	34,050	31,308	8.8
Profit (loss) from operations	734	976	(24.8)	4,453	4,504	(1.1)

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
EBITDA	2,389	2,542	(6.0)	10,586	9,862	7.3
Adjusted EBITDA	2,506	2,577	(2.8)	10,733	9,902	8.4
Average number of employees	65,181	58,326	11.8	62,457	54,124	15.4

Broadband/Fixed Network at a glance*:

	Q4 2007 millions of €	Q2 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Total revenue	5,577	6,117	(8.8)	22,690	24,515	(7.4)
- Domestic	4,982	5,433	(8.3)	20,078	21,835	(8.0)
- International	602	684	(12.0)	2,654	2,680	(1.0)
Net revenue	4,663	5,049	(7.6)	19,072	20,366	(6.4)
Profit (loss) from operations	398	(325)	n.a.	3,250	3,356	(3.2)
EBITDA	1,325	663	99.8	6,925	7,195	(3.8)
Adjusted EBITDA	2,027	1,997	1.5	7,770	8,748	(11.2)
Average number of employees	94,307	104,278	(9.6)	97,690	107,006	(8.7)

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Business Customers at a glance*:

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Total revenue	3,202	3,424	(6.5)	11,987	12,869	(6.9)
- Domestic	2,505	2,755	(9.1)	9,481	10,530	(10.0)
- International	697	669	4.2	2,506	2,339	7.1
- Enterprise Services	2,143	2,315	(7.4)	8,026	8,533	(5.9)
- Business Services	1,059	1,109	(4.5)	3,961	4,336	(8.6)
Net revenue	2,365	2,483	(4.8)	8,971	9,301	(3.5)
New orders	3,763	4,760	(20.9)	12,936	14,379	(10.0)

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Profit (loss) from operations	(427)	(1,029)	58.5	(323)	(835)	61.3
EBITDA	(176)	(764)	77.0	584	111	n.a.
Adjusted EBITDA	230	273	(15.8)	1,062	1,291	(17.7)
Average number of employees	56,772	57,935	(2.0)	56,566	56,595	(0.1)

Group Headquarters & Shared Services at a glance*:

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Total revenue	962	992	(3.0)	3,868	3,758	2.9
Net revenue	129	116	11.2	423	372	13.7
Profit (loss) from operations	(1,107)	(1,142)	3.1	(1,973)	(2,138)	7.7
EBITDA	(822)	(897)	8.4	(1,006)	(1,191)	15.5
Adjusted EBITDA	(117)	(300)	61.0	(108)	(461)	76.6

	Q4 2007 millions of €	Q4 2006 millions of €	Change %	FY 2007 millions of €	FY 2006 millions of €	Change %
Average number of employees	25,581	30,332	(15.7)	27,023	30,755	(12.1)

*	Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of pro forma figures, special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin as well as special factors affecting profit or loss and the adjusted net profit, please refer to the interim Group report.

Development of customer numbers in 2007

Broadband/Fixed Network

	Dec. 31, 2007	Dec. 31, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
Broadband
Lines (total) 1,2)	13,927	11,272	2,655	23.6
- Domestic 1)	12,543	10,280	2,263	22.0
of which: retail	9,019	7,068	1,951	27.6
- International 1,2)	1,384	992	392	39.5
ISP broadband rates 2,3)	9,869	7,127	2,742	38.5
of which: domestic	8,692	6,288	2,404	38.2

	Dec. 31, 2007	Dec. 31, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
Fixed network
Lines (total) 1,2)	36,554	38,961	(2,407)	(6.2)
- Domestic 1)	31,055	33,192	(2,137)	(6.4)
of which: ISDN lines	8,624	9,035	(411)	(4.5)
- International 1.2)	5,500	5,769	(269)	(4.7)
ISP narrowband rates 2,3)	2,338	3,121	(783)	(25.1)
Wholesale/resale
DSL resale 4)	3,741	3,375	366	10.8
of which: domestic	3,524	3,212	312	9.7
Unbundled local loop lines 5)	6,376	4,662	1,714	36.8

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

1)	Telephone lines in operation excluding lines for internal use and public telecommunications, including wholesale services.
2)	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom and Magyar Telekom including subsidiaries MakTel and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
3)	ISP: Internet Service Provider
4)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.
5)	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Dec. 31, 2007	Dec. 31, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
Mobile customers 1) Total	119,606	108,465	11,141	10.3
In the United States (T-Mobile USA)	28,685	25,041	3,644	14.6
In Europe	90,921	83,425	7,496	9.0
T-Mobile Deutschland 2)	35,952	31,398	4,554	14.5
T-Mobile UK 3)	17,311	16,905	406	2.4
PTC (Poland)	12,998	12,228	770	6.3
T-Mobile Austria (A)	3,273	3,180	93	2.9

	Dec. 31, 2007	Dec. 31, 2006	Change	Change in
	(thousands)	(thousands)	(thousands)%
T-Mobile Netherlands (NL) 1)	4,889	4,599	290	6.3
T-Mobile CZ (Czech Republic)	5,271	5,049	222	4.4
T-Mobile Hungary	4,853	4,431	422	9.5
T-Mobile Croatia	2,385	2,158	227	10.5
T-Mobile Slovensko (Slovakia)	2,367	2,201	166	7.5
Other 4)	1,622	1,277	345	27.0

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange NL customers, which amounted to 2.0 million as of the reporting date in 2006 and 2.2 million as of the reporting date in 2007, were also included in the historic customer base, although the shares were not acquired until October 2007.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, far fewer customers were deactivated in 2007. Historical figures were not adjusted.
3)	Including Virgin Mobile.

4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the fourth quarter of 2007

Broadband/Fixed Network

	Q4 2007	Q4 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Broadband
Lines (total) 1,2)	663	1,027	(364)	(35.4)
- Domestic 1)	526	878	(352)	(40.1)
of which: retail	526	563	(37)	(6.6)
- International 1,2)	137	149	(12)	(8.1)
ISP broadband rates 2,3)	546	983	(437)	(44.5)
of which: domestic	610	840	(230)	(27.4)
Fixed network
Lines (total) 1,2)	(612)	(537)	(75)	(14.0)
- Domestic 1)	(537)	(503)	(34)	(6.8)
of which: ISDN lines	(80)	(147)	67	45.6

	Q4 2007	Q4 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
- International 1.2)	(75)	(34)	(41)	(120.6)
ISP narrowband rates 2,3)	(168)	(354)	186	52.5
Wholesale/resale
DSL resale 4)	22	335	(313)	(93.4)
of which: domestic	0	315	(315)	(100.0)
Unbundled local loop lines 5)	494	343	151	44.0

Comments on the Broadband/Fixed Network table:

The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown.

1)	Telephone lines in operation excluding lines for internal use and public telecommunications, including wholesale services.
2)	International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom and Magyar Telekom including subsidiaries MakTel and Crnogorski Telekom. T-Online France and T-Online Spain were deconsolidated in 2007 and are not included here. Prior-year figures have been adjusted accordingly.
3)	ISP: Internet Service Provider
4)	Definition of resale: sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

5)	Unbundled local loop lines in Germany only: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

Mobile Communications

	Q4 2007	Q4 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
Mobile customers 1) Total	3,745	2,971	774	26.1
In the United States (T-Mobile USA)	951	901	50	5.5
In Europe	2,794	2,069	725	35.0
T-Mobile Deutschland 2)	1,481	746	735	98.4
T-Mobile UK 3)	306	246	60	24.4
PTC (Poland)	277	316	(39)	(12.3)
T-Mobile Austria (A)	47	24	23	95.8
T-Mobile Netherlands (NL) 1)	63	121	(58)	(47.9)

	Q4 2007	Q4 2006	Change	Change
	(thousands)	(thousands)	(thousands)%
T-Mobile CZ (Czech Republic)	64	226	(162)	(71.7)
T-Mobile Hungary	225	124	101	81.5
T-Mobile Croatia	107	82	25	30.5
T-Mobile Slovensko (Slovakia)	61	105	(44)	(41.9)
Other 4)	164	80	84	n.a.

Comments on the Mobile Communications table:

1)	One mobile card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Organic customer growth is reported for better comparability: Orange NL customers, which amounted to 2.0 million as of the reporting date in 2006 and 2.2 million as of the reporting date in 2007, were also included in the historic customer base, although the shares were not acquired until October 2007.
2)	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, far fewer customers were deactivated in 2007. Historical figures were not adjusted.
3)	Including Virgin Mobile.
4)	“Other” includes T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They include, among others, statements as to market potential and financial guidance statements, as well as our dividend outlook. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA, earnings, operating profitability or other performance measures, as well as personnel related measures and reductions. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations and cost-saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, an economic downturn in Europe or North America, and changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to Deutsche Telekom’s results. In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Deutsche Telekom’s Investor Relations webpage at www.telekom.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: February 28, 2008